UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 3)*

                                Pamet Systems, Inc.
                        ---------------------------------
                                 (Name of Issuer)

                                   Common Stock
                        ---------------------------------
                         (Title of Class of Securities)

                                   697640 10 0
                        ---------------------------------
                                 (CUSIP Number)


                              Bruce J. Rogow
                              Winnie R. Rogow
                              220 Ocean Avenue
                              Marblehead, MA   01945
                              (617) 631-4234
                        ---------------------------------
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 November 6, 1998
                        ---------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 697640 10 0

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Bruce J. Rogow     SSN: ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                (b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                            [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

                  7 SOLE VOTING POWER
                      25,000
                  8 SHARED VOTING POWER
                     778,147
                  9 SOLE DISPOSITIVE POWER
                      25,000
                 10 SHARED DISPOSITIVE POWER
                     778,147

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      803,147

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      27.7%

14  TYPE OF REPORTING PERSON*
      IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 697640 10 0

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Winnie R. Rogow    SSN: ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                (b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                               [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
                 7  SOLE VOTING POWER
                       4,000
                 8  SHARED VOTING POWER
                     778,147
                 9  SOLE DISPOSITIVE POWER
                       4,000
                10  SHARED DISPOSITIVE POWER
                     778,147

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      782,147

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      27%

14  TYPE OF REPORTING PERSON*
      IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

    Amendment No. 3 to Schedule 13D
    Pamet Systems, Inc.


        This Amendment No. 3 to Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of January 6, 1997 filed by Bruce J. Rogow and Winnie R. Rogow (collectively, the "Reporting Persons") relating to the common stock (the "Common Stock") of Pamet Systems, Inc. (the "Company"). The address of the principal executive office of the Company is 1000 Main Street, Acton, Massachusetts 01720.

Item 3. Source and Amount of Funds.

        Item 3 is hereby amended to add the following:

        The source of funds used by the Reporting Persons to purchase the Common Stock referred to In Item 5(c) was personal funds. The amount of funds used by the Reporting Persons to purchase the Common Stock was paid by cancellation of promissory notes of the Issuer held by the Reporting Persons in the aggregate amount of $300,000 together with all accrued and unpaid interest thereon.

Item 5. Interest in Securities of Issuer.

        Item 5 is hereby amended and restated to read in its entirety as follows:

        (a) Mr. Rogow is the beneficial owner of 803,147 shares (27.7%) of Common Stock.

        Mrs. Rogow is the beneficial owner of 782,147 shares (27.0%) of Common Stock.

    The Common Stock beneficially owned by the Reporting Persons includes:
(i) 5,000 shares of Common Stock held by Mr. Rogow's 401(k) account, (ii) 20,000 shares held by Mr. Rogow's retirement money purchase account, (iii) 95,000 shares of Common Stock held jointly, (iv) 4,000 shares held by Mrs. Rogow as custodian for Mr. and Mrs. Rogow's minor child, (v) 325,000 shares of Common Stock held by Rogow Opportunity Capital, LLC, a Massachusetts limited liability company ("Rogow Opportunity") of which Mr. and Mrs. Rogow are the sole members; (vi) warrants (the "Warrants") held by Rogow Opportunity exercisable at any time or from time to time prior to March 2, 2003 to purchase up to 31,250 shares of Common Stock at an exercise price of $4.25 per share; (vii) warrants (the "November 6th Warrants") held by Rogow Opportunity exercisable at any time or from time to time prior to November 5, 2003 to purchase up to 120,000 shares of Common Stock at an exercise price of $2.50 per share; and (viii) 11% convertible promissory note (the "Note") held by Rogow Opportunity convertible at any time or from time to time prior to June 1, 2001 into up to 206,897 shares of Common Stock at an exercise price of $1.45 per share.

        The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. There were 2,545,500 shares of Common Stock of the Company outstanding as of September 30, 1998 as reported to the Reporting Persons by an officer of the Company.

        (b) Mr. Rogow has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 25,000 shares of Common Stock held directly in his 401(k) and retirement money purchase accounts.

        Mrs. Rogow has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 4,000 shares of Common Stock held by her as custodian.

        Mr. and Mrs. Rogow share the power (i) to vote or to direct the voting of the 95,000 shares of Common Stock held jointly by them and (ii) to dispose and to direct the disposition of (x) the 95,000 shares of Common Stock held jointly by them, (y) the 325,000 shares of Common Stock held by Rogow Opportunity and the Warrants and November 6th Warrants and the shares issuable upon exercise thereof, and (z) the Note held by Rogow Opportunity and the shares issuable upon the exercise thereof.

        (c) The only transaction in the last 60 days by the Reporting Persons in the Common Stock was the purchase by Rogow Opportunity from the Company in a privately negotiated purchase on November 6, 1998 of a convertible promissory note in the aggregate principal amount of Three Hundred Thousand Dollars ($300,000) convertible at any time or from time to time prior to June 1, 2001 into up to 206,897 shares of Common Stock at an exercise price of $1.45 per share and (ii) warrants exercisable at any time and from time to time prior to November 5, 2003 to purchase up to 120,000 shares of Common Stock at an exercise price of $2.50 per share in consideration of canceled promissory notes of the Issuer held by the Reporting Persons in the aggregate amount of Three Hundred Thousand Dollars ($300,000) together with all accrued and unpaid interest thereon pursuant to a Securities Purchase Agreement dated as of November 6, 1998 (the "Securities Purchase Agreement").

        (d) Not applicable.

        (e) Not applicable.


Item 7. Material to be Filed as Exhibits.

        Exhibit A.  Securities Purchase Agreement

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December ___, 1998

                                        ________________________________

                                        Winnie R. Rogow
                                        attorney-in-fact for Bruce Rogow


                                        ________________________________

                                        Winnie R. Rogow

                 SECURITIES PURCHASE AGREEMENT

     This SECURITIES PURCHASE AGREEMENT (the "Agreement") is made and entered into as of November 6, 1998 by and between PAMET SYSTEMS, INC., a Massachusetts corporation whose principal place of business is 1000 Main Street, Acton, Massachusetts 01720 (the "Company"), and Rogow Opportunity Capital LLC (the "Purchaser"), a Massachusetts limited liability company with its principal office at 220 Ocean Avenue, Marblehead, Massachusetts 01945.

     WHEREAS, the Company is desirous of selling, and the Purchaser is desirous of acquiring, (i) a convertible promissory note in substantially the form attached hereto as Exhibit A in the aggregate principal amount of Three Hundred Thousand Dollars ($300,000) (the "Note") and (ii) a five-year warrant (the "Warrant") in substantially the form attached hereto as Exhibit B to purchase up to an aggregate of one hundred twenty thousand (120,000) shares ("Warrant Shares") of the common stock, par value $.01 per share (the "Common Stock"), of the Company (the Note and the Warrant together sometimes hereinafter are referred to as the "Securities"), on the terms and subject to the conditions hereinafter set forth.

     WHEREAS, the Purchaser is the holder of two promissory notes issued by the Company in the aggregate principal amount of Three Hundred Thousand Dollars ($300,000) (the "Prior Notes") which the Purchaser desires to have canceled in payment for the Securities pursuant to Section 2 of the Prior Notes.

     NOW, THEREFORE, in consideration of the promises and of the mutual obligations hereinafter set forth, and for such other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Purchaser hereby agree as follows:


                            ARTICLE I
        PURCHASE AND SALE OF THE NOTE AND WARRANT; CLOSING

     Section 1.01   Purchase and Sale of the Note and Warrant.

               Subject to the terms and conditions set forth in this Agreement, the Company agrees to issue and sell to the Purchaser at the Closing, and the Purchaser agrees to purchase from the Company at the Closing, the Note and the Warrant in exchange for cancellation of the Prior Notes (the "Purchase Price").

     Section 1.02 Closing. The sale of the Securities by the Company to the Purchaser shall take place on the date hereof at the offices of the Company or at such other place and time as may be agreed upon by the Purchaser and the Company (the "Closing"). At the Closing, the Company shall deliver to the Purchaser certificates evidencing the Securities against payment of the Purchase Price by cancellation of the Prior Notes by the Company.


                            ARTICLE II
          REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to, and agrees with, the Purchaser, as of the date hereof and as of the date of the Closing, as follows:

     Section 2.01 Incorporation and Corporate Existence. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and has all necessary corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by the Company and to carry on the business of the Company, as it is now being conducted.

     Section 2.02 Authority. The Company has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The Company has taken all necessary corporate action to authorize the execution, delivery and performance by it of this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, and assuming due execution and delivery of the Agreement by the Purchaser, this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency (including, without limitation, all laws relating to fraudulent transfers), moratorium or similar laws affecting creditors' rights and remedies generally, subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and subject to the effect of applicable securities laws as to rights to indemnification. The Company is not now, and has not been since inception
(x) in bankruptcy or reorganization, (y) subject to moratorium or similar laws affecting creditors' rights and remedies generally or (z) to the best knowledge of the Company, a party to any fraudulent transfer.

     Section 2.03 Consents and Approvals; No Conflict. The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not (i) require any consent, approval, authorization or other action by, or filing with or notification to, any governmental or regulatory authority, except where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent the Company from performing any of its material obligations under this Agreement and would not have a material adverse effect on the Company; (ii) conflict with or violate the charter or by-laws of the Company; or (iii) conflict with or violate any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award applicable to the Company, except as would not prevent the Company from performing any of its material obligations under this Agreement and would not have a material adverse effect on the Company.

     Section 2.04   Absence of Litigation.   No claim, action, proceeding or
investigation is pending, or to the best knowledge of the Company, threatened, which seeks to delay or prevent the consummation of the transactions contemplated hereby or which would be reasonably likely to adversely affect or restrict the Company's ability to consummate the transactions contemplated hereby.

     Section 2.05 Brokers. No broker, finder or investment banker is entitled to any brokerage, finders or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

     Section 2.06 Senior Debt. The Company does not currently expect during the next 24 months to issue promissory notes or incur debt obligations senior in right of payment to the Note in an aggregate principal amount in excess of Two Million Dollars ($2,000,000).


                          ARTICLE III
        REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

     The Purchaser hereby represents and warrants to, and agrees with, the Company, as of the date hereof and as of the Closing, as follows:

     Section 3.01 Authority. The Purchaser has all necessary power and authority to execute and deliver this Agreement, to purchase the Securities from the Company and to consummate the transactions contemplated hereby.
This Agreement has been duly executed and delivered by the Purchaser and, and assuming due authorization, execution and delivery of the Agreement by the Company, this Agreement constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency (including, without limitation, all laws relating to fraudulent transfers), moratorium or similar laws affecting creditors' rights and remedies generally, subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and subject to the effect of applicable securities laws as to rights to indemnification.

     Section 3.02 Consents and Approvals; No Conflict. The execution and delivery of this Agreement by the Purchaser do not, and the performance of this Agreement by the Purchaser will not (i) require any consent, approval, authorization or other action by, or filing with or notification to, any governmental or regulatory authority, except where the failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent the Purchaser from performing any of its material obligations under this Agreement; or (ii) except as would not prevent the Purchaser from performing any of its material obligations under this Agreement, conflict with or violate any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award applicable to the Purchaser.

     Section 3.03   Absence of Litigation.   No claim, action, proceeding or
investigation is pending, or to the best knowledge of the Purchaser, threatened, which seeks to delay or prevent the consummation of the transactions contemplated hereby or which would be reasonably likely to adversely affect or restrict the Purchaser's ability to consummate the transactions contemplated hereby.

     Section 3.04   Investment Purpose; Legend; Private Placement.

          (a) The Purchaser is acquiring the Securities solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof.

          (b) The Purchaser acknowledges that neither the Securities nor the Warrant Shares are registered under the Securities Act and that none of the Securities or the Warrant Shares may be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. The Purchaser acknowledges that the certificates evidencing the Securities and the Warrant Shares shall contain a legend substantially as follows:

                    THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES
                    ACT OF 1933, AND SUCH SECURITIES MAY NOT BE SOLD, ENCUMBERED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION
                    STATEMENT UNDER SUCH ACT OR AN EXEMPTION
                    FROM SUCH REGISTRATION REQUIREMENT, AND, IF AN EXEMPTION SHALL BE APPLICABLE, THE HOLDER
                    SHALL HAVE DELIVERED AN OPINION OF COUNSEL
                    ACCEPTABLE TO THE COMPANY (WHICH ACCEPTANCE
                    SHALL NOT BE UNREASONABLY WITHHELD) THAT
                    SUCH REGISTRATION IS NOT REQUIRED.

          (c) The Purchaser acknowledges that the Securities involve a great deal of risk and that there is a limited or no market for the Securities and the Warrant Shares. The Purchaser is able to (i) bear the economic risk of the investment in the Company, (ii) afford a complete loss of such investment, and (iii) hold indefinitely the Securities. In reaching an informed decision to invest in the Company, the Purchaser, one of whose principals is a director of the Company, has sufficient information to evaluate the merits and risks of an investment in the Securities of the Company. In that connection, (x) the Purchaser has received (A) the Company's proxy statement, dated May 14, 1998, for the Company's 1998 annual meeting of stockholders, (B) the Company's Annual Report on Form 10-KSB for the year ended December 31, 1997, as amended to date, and (C) the Company's Quarterly Reports on Form 10-QSB for the quarters ended March 31, 1998 and June 30, 1998 and (y) representatives of the Company have (A) fully and satisfactorily answered any questions which duly authorized representatives of the Purchaser desired to ask concerning the Company, and (B) furnished the Purchaser with any additional information or documents requested to verify the accuracy of or supplement any information previously delivered to or discussed with duly authorized representatives of the Purchaser.

          (d) The principal office of the Purchaser set forth on page 1 of this Agreement is the true and correct principal office of the Purchaser and the Purchaser has no present intention of becoming a resident or domiciliary of any other state or jurisdiction.

     Section 3.05 Accredited Investor. The Purchaser is an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act because (please check as appropriate):

     [   ]     (a)  the Purchaser is an individual whose net
               worth, either individually or with
               his spouse, exceeds $1,000,000 on the date hereof;

     [   ]     (b)  the Purchaser is an individual whose
               individual income exceeded $200,000
               in each of the two previous years or whose joint income with his spouse exceeded
               $300,000 in each of the three previous years, and has a reasonable expectation of reaching the same income level in the current year;

     [   ]     (c)  the Purchaser is a corporation,
               partnership or Massachusetts or similar
               business trust, not formed for the specific purpose of acquiring the Securities, with total assets in excess of $5,000,000; or

     [   ]     (d)  the investor hereby certifies that it is
               an accredited investor because it is an
               entity in which each of the equity owners qualifies as an accredited investor under items (a), (b) or (c) above.

     Section 3.06 Brokers. No broker, finder or investment banker is entitled to any brokerage, finders or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.

     Section 3.07 No General Solicitation. The Securities were not offered or sold by any form of general solicitation or general advertising.


                           ARTICLE IV
                         MISCELLANEOUS

     Section 4.01 Expenses. The Purchaser hereby agrees that all fees and expenses incurred by the Purchaser in connection with this Agreement shall be borne by the Purchaser, and the Company hereby agrees that all fees and expenses incurred by the Company shall be borne by the Company, in each case including without limitation all fees and expenses of such party's counsel and accountants.

     Section 4.02 Public Announcements. Except as required by law, neither the Company nor the Purchaser shall make any public announcements in respect of this Agreement or the transactions contemplated herein or otherwise communicate with any news media without prior notification to the other party.

     Section 4.03 Survival of Representations and Warranties. All representations and warranties contained herein shall survive the execution and delivery of this Agreement, the Closing and any investigation at any time made by or on behalf of either party hereto.

     Section 4.04 Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes any prior oral or written agreement between the parties.

     Section 4.05 No Third-Party Beneficiaries; Assignment. This Agreement is for the sole benefit of and binding upon the parties hereto and their permitted successors and assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. This Agreement shall be binding upon the parties hereto and their respective successors and assigns, and shall inure to the benefit of and be enforceable by the parties hereof and their respective successors and assigns.

     Section 4.06 Amendment. This Agreement may be amended or modified only by an instrument in writing signed by the Company and the Purchaser.

     Section 4.07 Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

     Section 4.08 Gender and Number; Headings. Whenever used in this Agreement, the singular number shall include the plural, the plural the singular, and the use of any gender shall be applicable to all genders. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement

     Section 4.09 Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts without giving effect to the principles of conflicts of laws thereof. The Company and the Purchaser hereby consent to the jurisdiction of the state and federal courts of the Commonwealth of Massachusetts for all disputes arising under this Agreement.

     IN WITNESS WHEREOF, the Purchaser and the Company have caused this Agreement to be executed as of the date first written above.


                                        PAMET SYSTEMS, INC.

Attest:__________________________       By:_____________________________

Name:                                 Name:          David T. McKay

Title:                               Title:         President & CEO

Corporate Seal
                                        ROGOW OPPORTUNITY CAPITAL LLC

                                        By:_____________________________

                                      Name:

                                     Title:

No. L-002
 THIS NOTE WAS ISSUED WITH "ORIGINAL ISSUE DISCOUNT." THE NAME AND TELEPHONE NUMBER OF THE REPRESENTATIVE OF THE ISSUER WHO CAN PROVIDE (i) THE TOTAL AMOUNT OF ORIGINAL ISSUE DISCOUNT, (ii) THE ISSUE DATE, AND (iii) THE YIELD TO MATURITY ON THE ISSUE DATE IS RICHARD C. BECKER, (978)-263-2060.
THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFIED UNDER ANY STATE SECURITIES LAW AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED OR QUALIFIED THEREUNDER OR AN EXEMPTION FROM SUCH REGISTRATION OR QUALIFICATION IS AVAILABLE.


                   CONVERTIBLE PROMISSORY NOTE

$300,000                                     Acton, Massachusetts
                                                 November 6, 1998

FOR VALUE RECEIVED, PAMET SYSTEMS, INC., a Massachusetts corporation (the "Company"), hereby promises to pay to Rogow Opportunity Capital LLC ("Payee"), 220 Ocean Avenue, Marblehead, Massachusetts 01945, the principal sum of Three Hundred Thousand Dollars ($300,000), on the dates and in the amounts hereinafter set forth. This Promissory Note is issued by the Company pursuant to the Securities Purchase Agreement, dated as of the date hereof, among the Company and Payee (the "Securities Purchase Agreement"). Capitalized terms used but not defined shall have the respective meanings ascribed to them in the Securities Purchase Agreement. This Promissory Note is hereinafter referred to as this "Note."

          1. Principal and Maturity Date. The principal amount of this Note outstanding together with all accrued interest hereon shall be due and payable on June 1, 2001 (the "Maturity Date").

          2. Interest. The outstanding principal amount of this Note shall accrue interest at the per annum rate of eleven percent (11.0%) through the earlier of the date of repayment or conversion (in each case computed on the basis of a 365 day year and actual days elapsed). Interest shall be payable in full on the Maturity Date with respect to the principal amount of the Note then outstanding. No interest shall be deemed to have accrued or be payable on any portion of this Note which is Converted on or prior to the Maturity Date.

          3. Prepayment. This Note may be prepaid, in whole or in part, without penalty or premium upon not less than thirty (30) days prior written notice from the Company to the Payee, at any time or from time to time. All prepayments made on this Note shall be applied first to the payment of all unpaid interest accrued on this Note, and then to the outstanding and unpaid principal amount of this Note as of the date of the payment. Prepayment, in whole or in part, shall be noted in the accounting records of the Company.

          4. General Payment Provisions. All payments or prepayments of principal and interest and other sums due pursuant to this Note shall be made by check payable to the Payee at the address set forth above or at such other address as Payee shall have previously designated to the Company in writing not later than two Business Days (as defined below) prior to the date on which such payment becomes due.

          If the due date of any payment under this Note would otherwise fall on a day which is not a Business Day, such date will be extended to the immediately succeeding Business Day and interest shall be payable at the rate set forth herein for the period of the extension. The term "Business Day" shall mean any day on which commercial banks in the State of New York are not authorized or required to close.

          5.   Conversion; Repayment.

          (a) Conversion/Repayment and Conversion Price. The Payee may, subject to the terms and conditions of this Section 5, at any time, or from time to time, exercise its right to convert this Note to Common Stock by delivering a duly executed notice, in the form substantially similar to Exhibit A hereto, of such intention to the Company (the "Conversion Notice"); provided, however, that if, and to the extent, this Note or any portion thereof is called for prepayment, the holder may exercise its right to convert to Common Stock such portion of this Note as was called for prepayment.

          The Payee shall have the right, subject to the terms and conditions of this Section 5, to, no more frequently than four times per annum in the aggregate, convert all or any part of the principal amount then outstanding under this Note (the "Note Amount"), in an amount not less than $25,000 (or such lesser amount as may then be outstanding), into that number of fully-paid and nonassessable shares of Common Stock (the "Conversion Shares"), obtained by dividing the Note Amount or such portion thereof presented for conversion by the Conversion Price. The "Conversion Price" shall initially be $1.45 per share of Common Stock and shall be subject to adjustment as provided in Section 6 below.

          Upon a partial conversion or repayment of this Note, the Company shall execute and deliver to or on the order of the holder hereof, a new Note or Notes of authorized denominations in principal amount equal to the unconverted or unredeemed, as the case may be, portion of this Note.

          (b) Issuance of Common Stock on Conversion. In order to effect the conversion of this Note, the Payee shall deliver to the Company at its principal office, this Note and a duly executed Conversion Notice; provided, however, that if the Payee desires to convert the Note on the Maturity Date, Payee shall notify the Company in writing of its intention to convert the Note at least five (5) days prior to the Maturity Date. The date upon which the Company receives the Conversion Notice, the Note and any other documentation required under this Section 5 of this Note or the Conversion Notice shall be referred to herein as the "Effective Date." Upon the Effective Date, this Note (or portion thereof) shall be deemed converted into shares of Common Stock in accordance with this Section 5, at which time the rights of the Payee with respect to this Note and the amount so converted shall cease and, subject to the following provisions of this paragraph, the person or persons entitled to receive the shares of Common Stock upon conversion of this Note (or portion thereof) shall be treated for all purposes as having become the record holder or holders of such Common Stock. As promptly as practicable after the Effective Date, the Company shall deliver or cause to be delivered to the Payee, at the address set forth above or at such other address as the Payee shall designate in writing, certificates representing the number of fully paid and nonassessable shares of Common Stock into which this Note (or portion thereof), shall be converted in accordance with the provisions of this Section 5. If this Note is called for prepayment it may be converted as provided herein up to and including the close of business on the business day preceding the date of prepayment.

          No fractional shares of Common Stock shall be issued upon conversion of this Note (or portion thereof). In lieu of any fractional share of Common Stock which would otherwise be issuable upon conversion of this Note (or portion thereof), the Company shall pay a cash adjustment in respect of such fraction in an amount equal to such fraction multiplied by the Conversion Price.

          (c) Reserves. The Company covenants that it will at all times reserve and keep available, free from pre-emptive rights, out of its authorized but unissued Common Stock, solely for the purpose of issue upon conversion of this Note as herein provided, such number of shares of Common Stock as shall then be issuable upon the conversion of this Note. The Company covenants that all shares of Common Stock which shall be so issuable shall, upon issuance, be duly and validly issued and fully paid and nonassessable. The Company shall from time to time, in accordance with applicable law, increase the authorized amount of its Common Stock if at any time the authorized amount of its Common Stock remaining unissued shall not be sufficient to permit the conversion of this Note at the time outstanding.

          (d) Taxes Upon Conversion. The issuance of certificates for shares of Common Stock upon the conversion of this Note shall be made without charge to the converting noteholder for any tax in respect of the issuance of such certificates, and such certificates shall be issued in the respective names of, or in such names as may be directed by, the holder of this Note; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name other than that of the holder of this Note, and the Company shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid; and provided, further, that in no event shall the Company be required to pay or reimburse the holder for any income tax payable by such holder as a result of such issuance.

          (e) Legends. All certificates representing Conversion Shares shall bear a conspicuous legend stating in substance:

                    "THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR QUALIFIED UNDER ANY STATE SECURITIES LAW AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS THEY HAVE BEEN REGISTERED OR QUALIFIED THEREUNDER OR AN EXEMPTION FROM REGISTRATION
                    OR QUALIFICATION IS AVAILABLE."

The Company shall, upon the request of any holder of a stock certificate representing Conversion Shares and the surrender of such certificate, issue a new stock certificate without such legend if (i) the stock evidenced by such certificate has been effectively registered under the Securities Act and qualified under any applicable state securities law and sold by the holder thereof in accordance with such registration and qualification or (ii) such holder shall have delivered to the Company a legal opinion reasonably satisfactory to the Company to the effect that the restrictions set forth herein are no longer required or necessary under the Securities Act or any applicable state law.

          6. Conversion Price Adjustment. In the event of a stock split, reverse stock split or stock dividend, the Board of Directors of the Company shall adjust the Conversion Price to appropriately reflect such event.

          7.   Subordination.

          (a) The Company irrevocably covenants and agrees, and the Holder of this Note, by its acceptance thereof, irrevocably covenants and agrees, that the payment of the principal of and interest on this Note is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, to the prior payment and/or cancellation (as shall be appropriate) in full of all Senior Indebtedness (as defined herein). The provisions of this
Section 7 are made for the benefit of the holders of Senior Indebtedness, and such holders shall, at any time, be entitled to enforce such provisions against the Company or Noteholder. No holder of any Senior Indebtedness shall be deemed to owe any fiduciary duty or any other obligation to any Holder of this Note now or at any time hereafter. Notwithstanding anything herein contained to the contrary, all the provisions of this Note shall, except as otherwise provided herein, be subject to the provisions of this
Section 7, so far as the same may be applicable thereto.

          (b) For purposes of this Section 7, "Senior Indebtedness" shall mean any indebtedness, liability or obligation, contingent or otherwise other than that arising pursuant to this Note, of the Company (any such indebtedness, liability or obligation being hereinafter in this definition referred to as an "Obligation") (i) which is created, assumed or incurred by the Company after the date of this Note and which, when created, assumed or incurred, is specifically designated by the Company as Senior Indebtedness for the purposes hereof in the instrument creating or evidencing the Company's liability with respect to such Obligations or (ii) any increases, guarantees, refundings, renewals, rearrangements or extensions of and amendments, modifications and supplements to any indebtedness, liability or obligation described in clause (i) above.

          9. No Assignment. This Note may not be assigned by the Payee without the prior written consent of the Company.

          10. Governing Law. This Note shall be construed in accordance with, and governed by, the laws of the Commonwealth of Massachusetts as applied to contracts made and to be performed entirely in the Commonwealth of Massachusetts without regard to principles of conflicts of law. Each of the parties hereto hereby irrevocably and unconditionally submits to the exclusive jurisdiction of any court of the Commonwealth of Massachusetts or any federal court sitting in the Commonwealth of Massachusetts for purposes of any suit, action or other proceeding arising out of this Note (and agrees not to commence any action, suit or proceedings relating hereto except in such courts). Each of the parties hereto agrees that service of any process, summons, notice or document by U.S. registered mail at its address set forth herein shall be effective service of process for any action, suit or proceeding brought against it in any such court. Each of the parties hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Note, which is brought by or against it, in the courts of the Commonwealth of Massachusetts or any federal court sitting in the Commonwealth of Massachusetts and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

          11. Adjustment of Interest Rate. No provision of this Note shall require the payment of interest to the extent that receipt of any such payment by the Company would be contrary to the provisions of law applicable to the Company limiting the maximum amount of interest that may be charged to or collected from the Company, and if any sum in excess of such maximum rate of interest is paid or charged, the excess will be deemed to have been a prepayment of principal of this Note when paid, without premium or penalty, and all payments made thereafter will be appropriately applied to interest and principal to give effect to such maximum rate, and after such application any excess shall be immediately refunded to the Company.

                              PAMET SYSTEMS, INC.

                              By:  ____________________________

                            Name:     David McKay

                           Title:    President & CEO

Attested:

By:_________________________

        Name:

        Title:

                   EXHIBIT A TO PROMISSORY NOTE

                   [Form of Conversion Notice]

To Pamet Systems, Inc.:

          The undersigned registered holder (the "Payee") of the Note in the principal amount indicated below and bearing the certificate number indicated below (the "Note"), hereby irrevocably exercises its right to convert the principal amount of the Note indicated herein into shares of common stock, par value $.01 per share, of Pamet Systems, Inc. (the "Company"), in accordance with the terms of the Note, and directs that the shares issuable and deliverable upon such conversion together with a check in payment for fractional shares, be issued and delivered to the Payee unless a different name has been indicated below. If shares are to be issued in the name of a person other than the Payee (such person being referred to as the "Transferee"), the Note must be duly endorsed by, or accompanied by instruments of transfer in form satisfactory to the Company and duly executed by the undersigned, and the undersigned will pay all transfer taxes payable with respect thereto. In addition, the Transferee must sign this notice.
All capitalized terms used in this notice and not otherwise defined shall have the respective meanings ascribed to them in the Note.

          The Payee, or in the event a Transferee shall receive the Conversion Shares issued upon conversion of this Note, the Transferee, hereby represents and warrants to the Company that (i) he has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of an investment in the Company, (ii) he is acquiring the Conversion Shares for its own account for investment and not with a view to, or for distribution or sale in connection with any public offering in violation of the Securities Act of 1933, as amended (the "Securities Act"),
(iii) he understands that (x) the Conversion Shares will not have been registered for sale under the Securities Act or qualified under applicable state securities laws and may not be resold without registration under the Securities Act and qualification under any applicable state securities law,
(y) such Conversion Shares will be issued to him pursuant to one or more exemptions from the registration or qualification requirements of the Securities Act and that the representations and warranties contained herein are given with the intention that the Company may rely thereon for purposes of claiming such exemptions and (z) the Conversion Shares shall contain a legend substantially as set forth in Section 5(e) of the Note, (iv) he is an "accredited investor" as defined in Section 501 of Regulation D promulgated under the Securities Act, (v) he understands he must bear the economic risk of Conversion Shares issued upon conversion of the Note for an indefinite period of time as the Conversion Shares cannot be sold unless registered under the Securities Act and any other applicable state securities laws or sold in a transaction exempt from such registration thereunder and (vi) representatives of the Company have (x) fully and satisfactorily answered any questions which he deemed to ask concerning the Company and (y) furnished him with such additional information and documents regarding the Company as he has reasonably requested.

Principal amount of Note to be converted: $________________

Certificate Number of Note:  __

Print name, address (including zip code) and social security or other taxpayer identification number of the person in whose name the Common Stock will be issued:

                    _________________________________

                    _________________________________

                    _________________________________
                                           (Zip Code)

                    _________________________________
                        Social Security or other
                        Taxpayer Identification
                        Number

                                   Dated:___________________________

                                        Signature of Noteholder

                                   Dated:___________________________

                                        Signature of Transferee

No. LW-002

NEITHER THIS WARRANT NOR THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND NEITHER THIS WARRANT NOR SUCH SHARES MAY BE SOLD, ENCUMBERED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENT, AND, IF AN EXEMPTION SHALL BE APPLICABLE, THE HOLDER SHALL HAVE DELIVERED AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY (WHICH ACCEPTANCE SHALL NOT BE UNREASONABLY WITHHELD) THAT SUCH REGISTRATION IS NOT REQUIRED.

Void after 5:00 p.m. Eastern Standard Time, on November 5, 2003.

                 WARRANT TO PURCHASE COMMON STOCK
                                OF
                       PAMET SYSTEMS, INC.

          FOR VALUE RECEIVED, PAMET SYSTEMS, INC. (the "Company"), a Massachusetts corporation, hereby certifies that Rogow Opportunity Capital LLC, a Massachusetts limited liability company with its principal office at 220 Ocean Avenue, Marblehead, Massachusetts 01945, or its permitted assigns, is entitled to purchase from the Company, at any time or from time to time commencing November 6, 1998, and prior to 5:00 P.M., Eastern Standard Time, on November 5, 2003, a total of one hundred twenty thousand (120,000) fully paid and nonassessable shares of Common Stock, par value $.01 per share, of the Company for an aggregate purchase price of Three Hundred Thousand Dollars ($300,000) (computed on the basis of $2.50 per share). (Hereinafter, (i) said Common Stock, together with any other equity securities which may be issued by the Company with respect thereto or in substitution therefor, is referred to as the "Common Stock," (ii) the shares of the Common Stock purchasable hereunder are referred to as the "Warrant Shares," (iii) the aggregate purchase price payable hereunder for the Warrant Shares is referred to as the "Aggregate Warrant Price," (iv) the price payable hereunder for each of the Warrant Shares is referred to as the "Per Share Warrant Price,"
(v) this Warrant, and all warrants hereafter issued in exchange or substitution for this Warrant are referred to as the "Warrant" and (vi) the holder of this Warrant is referred to as the "Holder.") The number of Warrant Shares for which this Warrant is exercisable is subject to adjustment as hereinafter provided.

          This Warrant is issued by the Company pursuant to the Securities Purchase Agreement, dated as of the date hereof, among the Company and Rogow Opportunity Capital LLC (the "Securities Purchase Agreement"). Capitalized terms used but not defined shall have the respective meanings ascribed to them in the Securities Purchase Agreement.

          1.   Exercise of Warrant.

          (a) This Warrant may be exercised, in whole at any time or in part from time to time, commencing November 6, 1998, and prior to 5:00 P.M., Eastern Standard Time, on November 5, 2003, by the Holder of this Warrant by the surrender of this Warrant (with the subscription form at the end hereof duly executed) at the address set forth in Subsection 9(a) hereof, together with proper payment of the Aggregate Warrant Price, or the proportionate part thereof if this Warrant is exercised in part.

          (b) The Aggregate Warrant Price or Per Share Warrant Price shall be paid in cash by certified or official bank check payable to the order of the Company.

          (c) Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the day on which the Warrant shall have been surrendered to the Company as provided in subsection 1(a) above (an "Exercise Date"). At such time, the person or persons in whose name or names any certificates for Warrant Shares shall be issuable upon such exercise as provided in subsection 1(d) below shall be deemed to have become the holder or holders of record of the Warrant Shares represented by such certificates.

          (d) If this Warrant is exercised in part, the Holder shall be entitled to receive a new Warrant covering the number of Warrant Shares in respect of which this Warrant has not been exercised and setting forth the proportionate part of the Aggregate Warrant Price applicable to such Warrant Shares. Upon such surrender of this Warrant, the Company will (a) issue a certificate or certificates in the name of the Holder for the shares of the Common Stock to which the Holder shall be entitled, and (b) deliver the proportionate part thereof if this Warrant is exercised in part, pursuant to the provisions of the Warrant.

          (e) No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. With respect to any fraction of a share called for upon any exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the fair value of a share.

          2. Reservation of Warrant Shares. The Company agrees that, prior to the expiration of this Warrant, the Company will at all times have authorized and in reserve, and will keep available, solely for issuance or delivery upon the exercise of this Warrant, the shares of the Common Stock as from time to time shall be receivable upon the exercise of this Warrant.

          3.   Adjustments.

          (a) In case the Company shall hereafter (i) pay a dividend or make a distribution on its capital stock in shares of Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares or (iv) issue by reclassification of its Common Stock any shares of capital stock of the Company, the number of Warrant Shares for which this Warrant may be exercised shall be adjusted so that if the Holder surrendered this Warrant for exercise after such action the Holder would be entitled to receive the number of shares of Common Stock or other capital stock of the Company which he would have been entitled to receive had such Warrant been exercised immediately prior to such action. An adjustment made pursuant to this subsection (a) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification. If, as a result of an adjustment made pursuant to this subsection (a), the Holder of this Warrant shall become entitled to receive shares of two or more classes of capital stock or shares of Common Stock and other capital stock of the Company, the Board of Directors (whose determination shall be conclusive and shall be described in a written notice to the Holder of this Warrant promptly after such adjustment) shall determine the allocation of the adjusted Per Share Warrant Price between or among shares of such classes of capital stock or shares of Common Stock and other capital stock.

          (b) In case of any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the continuing corporation, or in case of any sale or conveyance to another entity of the property of the Company as an entirety or substantially as an entirety, or in the case of any statutory exchange of securities with another corporation (including any exchange effected in connection with a merger of a third corporation into the Company), the holder shall have the right thereafter to exercise this Warrant for the kind and amount of securities, cash or other property which he would have owned or have been entitled to receive immediately after such consolidation, merger, statutory exchange, sale or conveyance had such Warrant been exercised immediately prior to the effective date of such consolidation, merger, statutory exchange, sale or conveyance and in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Section 3 with respect to the rights and interests thereafter of the Holder to the end that the provisions set forth in this Section 3 shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock or other securities or property thereafter deliverable on the conversion of this Warrant. The above provisions of this subsection (b) shall similarly apply to successive consolidations, mergers, statutory exchanges, sales or conveyances. Notice of any such consolidation, merger, statutory exchange, sale or conveyance and of said provisions so proposed to be made, shall be mailed to the Holder not less than 30 days prior to such event. A sale of all or substantially all of the assets of the Company for a consideration consisting primarily of securities shall be deemed a consolidation or merger for the foregoing purposes.

          (c) In the event of any adjustment to the number of Warrant Shares issuable upon exercise of this Warrant, the Per Share Warrant Price shall be adjusted by multiplying the Per Share Warrant Price in effect immediately prior to such adjustment by a fraction the numerator of which is the aggregate number of Warrant Shares for which this Warrant may be exercised immediately prior to such adjustment and the denominator of which is the aggregate number of Warrant Shares for which this Warrant may be exercised immediately after such adjustment.

          (d) Whenever the Per Share Warrant Price is adjusted as provided in this Warrant and upon any modification of the rights of the Holder of this Warrant in accordance with this Section 3, the Company shall promptly prepare a certificate of an officer of the Company, setting forth the Per Share Warrant Price and the number of Warrant Shares after such adjustment or modification, a brief statement of the facts requiring such adjustment or modification and the manner of computing the same and cause a copy of such certificate to be mailed to the Holder.

          4.   Per Share Warrant Price Protection.

          (a) Subject to adjustment in accordance with Section 3, if at any time, beginning April 1, 1999, the average of the Closing Prices (as defined herein) of the Common Stock for any 60 consecutive Trading Days (as defined herein) after April 1, 1999 (the "Average Closing Price") is less than $2.50 per share, then, so long as the Average Closing Price remains below $2.50 per share (a "Price Protection Period"), upon the exercise of all or any part of this Warrant, the Per Share Warrant Price shall be reduced to the Average Closing Price of the Common Stock for the 60 consecutive Trading Days immediately preceding the date of exercise. Notwithstanding any reduction of the Per Share Warrant Price pursuant to this Section 4(a), a Price Protection Period shall end if the Average Closing Price is equal to or greater than $2.50 (subject to adjustment in accordance with Section 3) and the Per Share Warrant Price shall return to $2.50. Notwithstanding the foregoing, the Per Share Warrant Price shall not be reduced below $1.50 (subject to adjustment in accordance with Section 3).

          (b) In the event of any adjustment to the Per Share Warrant Price, the number of Warrant Shares issuable upon exercise of this Warrant during the relevant Price Protection Period shall be adjusted by multiplying the aggregate number of Warrant Shares for which this Warrant may be exercised immediately prior to such adjustment by a fraction the numerator of which is the Per Share Warrant Price immediately prior to such adjustment and the denominator of which is the Per Share Warrant Price immediately after such adjustment.

          (c) As used in this Section 4, Trading Day means, in the event that the Common Stock is listed or admitted to trading on the New York Stock Exchange (or any successor to such exchange), a day on which the New York Stock Exchange (or such successor) is open for the transaction of business, or, if the Common Stock is not listed or admitted to trading on such exchange, a day on which the principal national securities exchange on which the Common Stock is listed is open for the transaction of business, or, if the Common Stock is not listed or admitted to trading on any national securities exchange, a day on which any New York Stock Exchange member firm is open for the transaction of business.

          (d) As used in this Section 4, the Closing Price of the Company's Common Stock shall be the last reported sale price as shown on the Composite Tape of the New York Stock Exchange, or, in case no such reported sale price is quoted on such day, the average of the reported closing bid and asked prices on the New York Stock Exchange, or, if the Common Stock is not listed or admitted to trading on such exchange, the last reported sales price, or in case no such reported sales price is quoted on such day, the average of the reported closing bid and asked prices, on the principal national securities exchange (including, for purposes hereof, the National Association of Securities Dealers, Inc. National Market System) on which the Common Stock is listed or admitted to trading, or, if it is not listed or admitted to trading on any national securities exchange, the average of the high closing bid price and the low closing asked price as reported on an inter-dealer quotation system. In the absence of any available public quotations for the Common Stock, the Board of Directors of the Company shall determine in good faith the fair value of the Common Stock, which determination shall be set forth in a certificate by the Secretary of the Company.

          5. Fully Paid Stock; Taxes. The Company agrees that the shares of the Common Stock represented by each and every certificate for Warrant Shares delivered on the proper exercise of this Warrant shall, at the time of such delivery, be validly issued and outstanding, fully paid and nonassessable, and not subject to preemptive rights, and the Company will take all such actions as may be necessary to assure that the par value or stated value, if any, per share of the Common Stock is at all times equal to or less than the then Per Share Warrant Price. Subject to Section 6(e) hereof, the Company further covenants and agrees that it will pay, when due and payable, any and all Federal and state stamp, original issue or similar taxes that may be payable in respect of the issuance of any Warrant Shares or certificates therefor. The Holder covenants and agrees that it shall pay, when due and payable, any and all federal, state and local income or similar taxes that may be payable in respect of the issuance of any Warrant Shares or certificates therefor.

          6.   Transfer

          (a) Securities Laws. Neither this Warrant nor the Warrant Shares issuable upon the exercise hereof have been registered under the Securities Act of 1933, as amended (the "Securities Act"), or under any state securities laws and unless so registered may not be transferred, sold, pledged, hypothecated or otherwise disposed of unless an exemption from such registration is available. In the event the Holder desires to transfer this Warrant or any of the Warrant Shares issued, the Holder must give the Company prior written notice of such proposed transfer including the name and address of the proposed transferee. Such transfer may be made only either (i) upon publication by the Securities and Exchange Commission (the "Commission") of a ruling, interpretation, opinion or "no action letter" based upon facts presented to said Commission, or (ii) upon receipt by the Company of an opinion of counsel acceptable to the Company to the effect that the proposed transfer will not violate the provisions of the Securities Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the rules and regulations promulgated under either such act, or to the effect that the Warrant or Warrant Shares to be sold or transferred have been registered under the Securities Act of 1933, as amended, and that there is in effect a current prospectus meeting the requirements of Subsection 11(a) of the Securities Act, which is being or will be delivered to the purchaser or transferee at or prior to the time of delivery of the certificates evidencing the Warrant or Warrant Shares to be sold or transferred.

          (b) Conditions to Transfer. Prior to any such proposed transfer (including, without limitation, a transfer by will or pursuant to the laws of descent and distribution), and as a condition thereto, if such transfer is not made pursuant to an effective registration statement under the Securities Act, the Holder will, if requested by the Company, deliver to the Company (i) an investment covenant, in form and substance equivalent to that signed by the original Holder of this Warrant, signed by the proposed transferee, (ii) an agreement by such transferee to the restrictive investment legend set forth herein on the certificate or certificates representing the securities acquired by such transferee, (iii) an agreement by such transferee that the Company may place a "stop transfer order" with its transfer agent or registrar, and (iv) an agreement by the transferee to indemnify the Company to the same extent as set forth in the next succeeding paragraph.

          (c) Indemnity. The Holder acknowledges that the Holder understands the meaning and legal consequences of this Section 6, and the Holder hereby agrees to indemnify and hold harmless the Company, its representatives and each officer and director thereof from and against any and all loss, damage or liability (including all attorneys' fees and costs incurred in enforcing this indemnity provision) due to or arising out of (a) the inaccuracy of any representation or the breach of any warranty of the Holder contained in, or any other breach by the Holder of, this Warrant, (b) any transfer of the Warrant or (c) any untrue statement or omission to state any material fact in connection with the investment representations or with respect to the facts and representations supplied by the Holder to counsel to the Company upon which its opinion as to a proposed transfer shall have been based.

          (d) Transfer. Upon surrender of this Warrant to the Company or at the office of its stock transfer agent, if any, with assignment documentation duly executed and funds sufficient to pay any transfer tax, and upon compliance with the foregoing provisions, the Company shall, without charge, execute and deliver a new Warrant in the name of the assignee named in such instrument of assignment, and this Warrant shall promptly be canceled. Any assignment, transfer, pledge, hypothecation or other disposition of this Warrant attempted contrary to the provisions of this Warrant, or any levy of execution, attachment or other process attempted upon the Warrant, shall be null and void and without effect.

          (e) Legend and Stop Transfer Orders. Unless the Warrant Shares have been registered under the Securities Act, upon exercise of any part of the Warrant and the issuance of any of the Warrant Shares, the Company shall instruct its transfer agent to enter stop transfer orders with respect to such shares, and all certificates representing Warrant Shares shall bear on the face thereof substantially the following legend, insofar as is consistent with Massachusetts law:

            "The shares of common stock represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be sold, offered for sale, assigned, transferred or otherwise disposed of unless registered pursuant to the provisions of that Act or an opinion of counsel to the Company is obtained stating that such disposition is in compliance with an available exemption from such registration."

          7. Loss, etc. of Warrant. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to the Company, if lost, stolen or destroyed, and upon surrender and cancellation of this Warrant if mutilated, the Company shall execute and deliver to the Holder a new Warrant of like date, tenor and denomination.

          8. Warrant Holder Not Shareholder. Except as otherwise provided herein, this Warrant does not confer upon the Holder any right to vote or to consent to or receive notice as a shareholder of the Company, as such, in respect of any matters whatsoever, or any other rights or liabilities as a shareholder, prior to the exercise hereof.

          9. Communication. No notice or other communication under this Warrant shall be effective unless the same is in writing and is mailed by first-class mail, postage prepaid, addressed to:

          (a) the Company at 1000 Main Street, Acton, Massachusetts 01720, or such other address as the Company has designated in writing to the Holder, or

          (b) the Holder at 220 Ocean Avenue, Marblehead, Massachusetts 01945, or such other address as the Holder has designated in writing to the Company.

          10. Headings. The headings of this Warrant have been inserted as a matter of convenience and shall not affect the construction hereof.

          11. Applicable Law. This Warrant shall be governed by and construed in accordance with the law of the Commonwealth of Massachusetts without giving effect to the principles of conflict of laws thereof.

          IN WITNESS WHEREOF, PAMET SYSTEMS, INC., has caused this Warrant to be signed by a duly authorized officer as of this 6th day of November, 1998.

ATTEST:                  PAMET SYSTEMS, INC.
_______________________       By:___________________________________

                            Name:     David T. McKay

                           Title:     President


                           SUBSCRIPTION

          The undersigned, __________________________________________, pursuant to the provisions of the foregoing Warrant, hereby agrees to subscribe for the purchase of _________________________ shares of the Common Stock of PAMET SYSTEMS, INC. covered by said Warrant, and makes payment therefor in full at the price per share provided by said Warrant.

Dated __________________         Signature__________________________

                                   Address____________________________

                                          ____________________________


                            ASSIGNMENT

          FOR VALUE RECEIVED _________________________ hereby sells, assigns and transfers unto _________________________ the foregoing Warrant and all rights evidenced thereby, and does irrevocably constitute and appoint _________________________, attorney, to transfer said Warrant on the books of PAMET SYSTEMS, INC.

Dated __________________         Signature_________________________

                                   Address___________________________

                                          ___________________________


                        PARTIAL ASSIGNMENT

          FOR VALUE RECEIVED _________________________ hereby assigns and transfers unto _________________________ the right to purchase _________________________ shares of the Common Stock of PAMET SYSTEMS, INC. by the foregoing Warrant, and a proportionate part of said Warrant and the rights evidenced hereby, and does irrevocably constitute and appoint _________________________, attorney, to transfer that part of said Warrant on the books of PAMET SYSTEMS, INC.

Dated ___________________        Signature__________________________

                                   Address____________________________

                                          ____________________________